WINDSTREAM CORPORATION

4001 Rodney Parham Road

Little Rock, AR 72212

May 6, 2009

VIA EDGAR CORRESPONDENCE

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re:	Windstream Corporation

Definitive Proxy Statement – Filed March 23, 2009

File No. 001-32422

Dear Mr. Spirgel:

Reference is made to your letter, dated April 16, 2009, regarding comments by the Staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Definitive Proxy Statement. This letter repeats each of the comments in the Staff’s letter followed by responses prepared by management of Windstream Corporation (“Windstream” or the “Company”).

SEC Comment No. 1:

Tell us the person(s) who have sole or shared voting or investment control over the company’s shares owned by NFJ Investment Group L.P. and confirm that you will disclose this information, if still applicable, in future filings.

Windstream’s Response No. 1:

Based on the Schedule 13G filed on March 10, 2009, NFJ Investment Group LLC had sole voting and sole investment control of the shares of Windstream common stock covered by the schedule. The address for NFJ Investment Group LLC’s principal business office is 2100 Ross Avenue, Suite 700, Dallas, TX 75201. We will disclose the name and address of the person(s) who have sole or shared voting or investment control over the Company’s shares in future filings to the extent that such person(s) file a Schedule 13G, or other applicable schedule, with the Commission disclosing such information.

SEC Comment No. 2:

We note your disclosure on page 12 that the compensation committee used market benchmark surveys compiled by Watson Wyatt in making its compensation decisions. In future filings please identify all of the companies that you considered for purposes of benchmarking the named executive officers’ compensation. See Item 402(b)(2)(xiv) of Regulation S-K.

Windstream’s Response No. 2:

To the extent that the Compensation Committee engages in benchmarking of total compensation, or any material element of compensation, we will expand Windstream’s disclosure in future filings to identify all companies considered for purposes of benchmarking the compensation of named executive officers.

Mr. Larry Spirgel

United States Securities and Exchange Commission

SEC Comment No. 3:

We note your disclosure on page 14 that the compensation committee determines base salary primarily based upon individual performance and benchmark surveys. We also note each named executive officer’s base salary was increased in 2008 and, with the exception of Messrs. Fletcher and Clancy, was between the 50th and 75th percentiles. In future filings, clarify what factors were considered in setting each named executive officer’s salary within or outside the range. For example, if individual performance was the sole factor considered in setting the specific dollar amount, please clarify, and if significant personal achievements justified going above the range, please highlight such accomplishments. For further information, please see Staff Observations in the Review of Executive Compensation Disclosure, which is available on our website at www.sec.gov/divisions/corpfin/cfguidance.shtm1#ecd.

Windstream’s Response No. 3:

In future filings, we will expand our disclosure to clarify the factors considered in setting the salary of all named executive officers where the factors are materially similar, and we will clarify in separate disclosure the factors considered in setting the salary of any individual named executive officer to the extent the factors utilized for such officer were not materially similar to the factors used for all other officers.

SEC Comment No. 4:

We note your disclosure on page 16 regarding the types of equity compensation awards granted to your named executive officers. Please revise your disclosure in future filings to address how the compensation committee determined the grant value for each named executive officer.

Windstream’s Response No. 4:

We note that page 13 of the Proxy Statement included disclosure of the methodology utilized by the compensation committee to determine the grant value of equity incentive awards, which disclosure stated that “for 2008, the Compensation Committee targeted… long term incentives at the 75th percentile, of market compensation of officers in similar positions at comparable companies.” In future filings we will also include the disclosure of the methodology utilized by the compensation committee to determine the grant value of equity incentive awards in the section of the Compensation Discussion and Analysis entitled “Equity Incentive Awards.”

In connection with these responses, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of the responses in this letter, please call the undersigned at (501) 748-7900.

Respectfully submitted,

/s/ John P. Fletcher
John P. Fletcher
Executive Vice President, General Counsel and Secretary

Mr. Larry Spirgel

United States Securities and Exchange Commission

cc:	Jessica Plowgian, Attorney-Adviser, Securities and Exchange Commission

Pierre Alain Sur, PricewaterhouseCoopers

William A Montgomery, Chair of Windstream Compensation Committee

Jeffery R. Gardner, Windstream President and Chief Executive Officer

Brent Whittington, Windstream Executive Vice President and Chief Financial Officer

Tony Thomas, Windstream Controller